UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)

COLLECTIBLE CONCEPTS GROUP, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

19419D 10 b

(CUSIP Number)

February 15, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     New Millennium Capital Partners II, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                     (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              7,467,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           7,467,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,467,500 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                [ ]
     Not Applicable
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.8% (Based on 263,453,526 shares outstanding as of 5/14/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     AJW Partners, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                     (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              7,467,500
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           7,467,500
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,467,500 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                [ ]
     Not Applicable
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.8% (Based on 263,453,526 shares outstanding as of 5/14/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Equilibrium Equity, LLC
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                     (a) [x]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              2,065,000
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,065,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,065,000 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                [ ]
     Not Applicable
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.8% (Based on 263,453,526 shares outstanding as of 5/14/01)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     OO
_____________________________________________________________________________

Item 1(a)	Name of Issuer:
Collectible Concepts Group, Inc. ("CCG").
Item 1(b)	Address of Issuer's Principal Executive Offices:
1600 Lower State Road, Doylestown, PA 18901.
Item 2(a)	Name of Person Filing:
This statement on Schedule 13G ("Statement") is filed by New Millennium Capital Partners II, LLC ("NMP"), AJW Partners, LLC, ("AJW") and Equilibrium Equity, LLC ("EE") (NMP, AJW and EE shall be referred to collectively as the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). NMP, AJW and EE are each private investment funds owned by all of their respective investors. NMP, AJW and EE are in the business of making diversified investments. Glenn A. Arbeitman and Corey S. Ribotsky are the sole managers of First Street Manager II, LLC ("First Street") which manages and has voting and investment control over the shares of common stock of CCG (the "Collectible Concepts Group Common Stock" or the "Common Stock") owned by NMP. Mr. Ribotsky is also the manager of SMS Group, LLC, which manages and has voting and investment control over the Collectible Concepts Group Common Stock owned by AJW. Both Mr. Arbeitman and Mr. Ribotsky are managers of EE and they share voting and investment control over the Collectible Concepts Group Common Stock owned by EE.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
New Millennium Capital Partners II, LLC 155 First Street, Suite B Mineola, NY 11501 AJW and EE have the same principal business address as NMP.
Item 2(c)	Citizenship
NMP and EE are limited liability companies, each organized under the laws of the State of New York. AJW is a limited liability company organized under the laws of the State of Delaware.
Item 2(d)	Title of Class of Securities
This Statement relates to the Collectible Concepts Group Common Stock, $.001 par value per share.
Item 2(e)	CUSIP Number
19419D 10 b
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
(a) Amount Beneficially Owned:
NMP beneficially owns 7,467,500 shares of Collectible Concepts Group Common Stock; AJW beneficially owns 7,467,500 shares of Collectible Concepts Group Common Stock and EE beneficially owns 2,065,000 shares of Collectible Concepts Group Common Stock.

(b) Percentage of Class:
The 7,467,500 shares[1] of Collectible Concepts Group Common Stock that NMP beneficially owns represent 2.8% of the shares of Collectible Concepts Group Common Stock outstanding (based on 263,453,526 shares outstanding as of 5/14/01); the 7,467,500 shares[1] of Collectible Concepts Group Common Stock that AJW beneficially owns represent 2.8% of the shares of Collectible Concepts Group Common Stock outstanding (based on 263,453,526 shares outstanding as of 5/14/01) and the 2,065,000 shares[1] of Collectible Concepts Group Common Stock that EE beneficially owns represent 0.8% of the shares of Collectible Concepts Group Common Stock outstanding (based on 263,453,526 shares outstanding as of 5/14/01).

(c) Number of shares as to which such person has:

(i), (iii) sole power to vote or to direct the vote; Sole power to dispose or direct the disposition of
Each Member is the sole beneficial owner of the securities identified in subsection (a) above as beneficially owned by such Member and has sole power to vote or direct the vote of such securities. Each Member has the sole power to dispose or direct the disposition of all

-------------------

1    Excludes: (i) 1,750,000 shares of Common Stock issuable to each of NMP and AJW and 500,000 shares of Common Stock issuable to EE, upon the exercise of warrants ("the Warrants") issued to each of them by CCG and (ii) convertible secured debentures ("the Debentures") in the aggregate principal amount of $175,000, $175,000 and $50,000 issued to each of AJW, NMP and to EE, respectively. The Debentures are convertible at the option of the holder into the number of shares of Common Stock of CCG calculated by dividing the outstanding principal amount and accrued and unpaid interest by the "Conversion Price." The conversion price is a price per share equal to the lesser of (1) $0.04 and (2) 50% of the average of the three lowest Per Share Market Value (which is defined as the closing bid price of the Common Stock as reported by NASDAQ or a subsequent market on which the Common Stock is listed) during the twenty trading days immediately preceding the applicable Conversion Date. The holders of the Warrants and the Debentures described in clause (i) and (ii) above, are prohibited from using them to acquire shares of Common Stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of Common Stock following such acquisition. This restriction may be waived by the holder of such Warrant or Debenture on not less than 61 days notice to CCG.

of their respective securities identified in subsection (a) above as beneficially owned by such Member.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of a Group
Not Applicable
Item 10.	Certification
By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MILLENNIUM CAPITAL PARTNERS II, LLC By: First Street Manager II, LLC By: /s/ GLENN A. ARBEITMAN Glenn A. Arbeitman, Manager
AJW PARTNERS, LLC By: SMS Group, LLC By: /s/ COREY S. RIBOTSKY Corey S. Ribotsky, Manager
EQUILIBRIUM EQUITY, LLC By: /s/ GLENN A. ARBEITMAN Glenn A. Arbeitman, Manager

JOINT FILING AGREEMENT

            JOINT FILING AGREEMENT made as of this 12th day of June, 2001 by and among NEW MILLENNIUM CAPITAL PARTNERS II, LLC, a New York limited liability company ("NMP"), AJW PARTNERS, LLC, a Delaware limited liability company ("AJW") and EQUILIBRIUM EQUITY, LLC, a New York limited liability company ("EE").

            WHEREAS, NMP, AJW and EE collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.001 par value of Collectible Concepts Group, Inc. ("Collectible Concepts Common Stock"), a New York corporation; and

            WHEREAS, pursuant to Section 13 (g) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

            NOW, THEREFORE, the parties agree as follows:

            1.     NMP, AJW and EE hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of Collectible Concepts Common Stock and to file any and all amendments and supplements thereto.

            2.     This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

            IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

NEW MILLENNIUM CAPITAL PARTNERS II, LLC By: First Street Manager II, LLC By: /s/ GLENN A. ARBEITMAN Glenn A. Arbeitman, Manager
AJW PARTNERS, LLC By: SMS Group, LLC By: /s/ COREY S. RIBOTSKY Corey S. Ribotsky, Manager
EQUILIBRIUM EQUITY, LLC By: /s/ GLENN A. ARBEITMAN Glenn A. Arbeitman, Manager